Exhibit 1.02

Abaxis, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the period from January 1, 2013 through December 31, 2013 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to their functionality or production. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG” or “Conflict Minerals”). The intent of these requirements is to further the goal of ending violent conflict in the Democratic Republic of Congo and in adjoining countries (the “Covered Countries”), which conflict has been financed, in part, by the exploitation and trade of conflict minerals. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled or scrap sources, it must submit a Form SD that describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must conduct due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures. Abaxis is filing this CMR because, based on its RCOI, the Company was unable to determine the country of origin of all Conflict Minerals in its supply chain.

Covered Products

Abaxis, Inc. (“Abaxis” or the “Company”), incorporated in California in 1989, develops, manufactures, markets and sells portable blood analysis systems for use in the human or veterinary patient-care setting to provide clinicians with rapid blood constituent measurements. Abaxis provides veterinary reference laboratory diagnostic and consulting services for veterinarians.

Our medical devices are manufactured using parts and components that are several levels removed from the actual mining of conflict minerals.  The blood chemistry analyzers that we manufacture employ a variety of components designed or specified by us that contain Conflict Minerals that are necessary to their functionality or production (the “Covered Products”).  The components are manufactured by several third-party suppliers that have been qualified and approved by us and then assembled by our contract manufacturers.

The Company’s Reasonable Country-of-Origin Inquiry and Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Moreover, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.  Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

As described below, for Covered Products the manufacture of which was completed during the Reporting Period, Abaxis has undertaken a RCOI and due diligence on the source and chain of custody of the Conflict Minerals that were included in those products. To perform its RCOI and supply chain due diligence, the Company surveyed its suppliers using the Conflict Minerals Reporting Template (the “Template”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC-GeSI”) available through the Conflict-Free Sourcing Initiative (“CFSI”). The Template facilitates the transfer of information through the supply chain regarding country of origin and smelters and refiners, including suppliers’ conflict-free policies and information regarding their engagement with lower-tier suppliers.

Reasonable Country-of-Origin Inquiry

The Company has conducted a good faith RCOI that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  Using the Template, Abaxis conducted a survey of all suppliers that provided components or parts the Company believed were likely to contain 3TG. Because, as a result of its RCOI, the Company was unable to determine the country of origin of all Conflict Minerals in its supply chain, the Company also performed due diligence on the source and chain of custody to determine whether the Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

Design of Due Diligence

The Company’s due diligence process has been designed to conform to the framework developed by The Organization of Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company.

Description of Due Diligence Measures

The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:

Management Systems. The Company has adopted a conflict minerals policy (the “Company Policy”), which provides in part as follows:

We support the objectives underlying Section 1502 and the efforts being made to reduce the risk that trade in conflict minerals contributes to this humanitarian crisis. We have initiated a process to comply with the SEC rules. In particular, we are taking steps to (1) conduct due diligence regarding the origin of any conflict minerals in our supply chain and enhance our supply chain internal controls; (2) strive to eliminate conflict minerals that may be supporting the conflict in the DRC; and (3) notify our suppliers of our policy on conflict minerals and encourage them to make similar commitments and take similar measures. We are in the process of determining the exposure of our supply chain to conflict minerals mined in conditions of armed conflict and human rights abuses and following an internationally recognized due diligence framework to understand and minimize our risk. However, the global supply chain for these minerals is complex, and tracing these minerals to their sources is a challenge. To meet that challenge, we must rely on the cooperation of our suppliers. To help us adhere to our policy, implement the tracking process and meet our SEC reporting obligations, we expect our suppliers to respond to our queries about purchased components on a timely basis, including assistance in reaching out to their suppliers when necessary to trace the source of minerals and regular communications with us about supplier’s conflict minerals tracking and tracing efforts. In addition, we are taking steps to encourage our suppliers to commit to responsible “conflict-free” sourcing to prevent directly or indirectly contributing to armed conflicts and human rights abuses. If conflict minerals are identified in our supply chain, we plan to work with our suppliers to determine if practical conflict-free sources certified under the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI) Conflict-Free Smelter Program, are available and work to qualify those sources.

This policy will be regularly reviewed and updated as needed. The Company has posted the Company Policy on its website (http://www.abaxis.com/investor_relations/supply-chain-policy-and-supplier-guidelines.html). The Company has also advised its suppliers about the Company Policy and has encouraged them to adopt similar policies.  Additionally, the Company’s Corporate Governance policies include a whistleblower hotline for reporting any grievances, including issues concerning the Company’s Conflict Minerals compliance.

Abaxis has identified an internal Conflict Minerals Rule compliance team to establish and administer a Conflict Minerals Rule compliance program.  The compliance team consists of a cross-functional team that includes representatives from manufacturing/engineering, purchasing/procurement and finance.  The compliance team is responsible for developing and implementing the Company’s compliance program.

Strengthened Supplier Engagement/ Identification of Supply Chain Risk. To conduct supply chain due diligence, consistent with the approach taken for the RCOI, the Company reviewed the Templates provided by the suppliers that responded to the survey. The Company received the Template from 82% of the suppliers surveyed. The Company assessed the reasonableness of the representations made, reviewing the responses against criteria it developed to determine which responses required further engagement with suppliers. These criteria included untimely or incomplete responses as well as inconsistencies or other apparent inaccuracies within the data reported. Where necessary, the Company contacted suppliers for follow-up, clarification or additional information.

Risk Assessment. To the extent that suppliers identified smelters and refiners in the supply chain, the Company took steps to assess the risk that the Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. To that end, the Company evaluated suppliers’ stated responses regarding the locations of origin of the Conflict Minerals as well as the mine locations. In particular, the Company compared the smelters and refiners identified by its surveyed suppliers against currently available independently verified lists of compliant smelters or refiners such as the CFSI’s Conflict-Free Smelter Program (“CFSP”) – Compliant Refiners/Smelters, the Responsible Jewellery Council (RJC) – Chain of Custody Certified Entities and the London Bullion Market Association (LBMA) – Good Delivery List. Generally, these programs identify smelters and refiners that an independent third-party audit has confirmed have systems in place designed to assure sourcing of only conflict-free minerals. The Company’s suppliers identified approximately 200 smelters or refiners.  Of these, approximately 44% were identified by one of these programs as certified based on currently available independently verified lists of compliant smelters or refiners.

Some suppliers, however, were unable to identify the smelters or refiners or the mine locations in the supply chain. In addition, although the Company received information identifying smelters or refiners from the majority of its surveyed suppliers, all of their Templates included data only at a company level and were not specific to the particular components (or even types of components) supplied to the Company. As a result, the Company was unable to determine whether any of the information reported by the suppliers was applicable to components or parts supplied to the Company or to verify that any of these smelters or refiners were actually in the Company’s supply chain.

Risk Strategy and Mitigation Efforts. As noted above, Abaxis adopted the Company Policy and strives to take steps to ensure that minerals contained in its products are sourced with due respect for human rights, avoid contributing to conflict, and support development through responsible supply chain practices.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries:

•            Enhancing supply chain transparency by continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; and

•            Encouraging suppliers to implement responsible sourcing and to request that they encourage smelters and refiners to obtain a “conflict-free” designation from a recognized third-party auditor through a program such as the CFSP and other industry-sponsored programs.

Conclusions

Identified Smelters and Refiners.  As noted above, not all of the Company’s suppliers were able to identify smelters and refiners.  Moreover, all of the suppliers that did identify smelters and refiners provided information on a company-wide basis and did not specify the smelters or refiners used for components supplied to the Company. As a result, at this point, the Company does not believe that it can reliably identify any smelters and/or refiners in its supply chain and, therefore, has not presented smelter or refiner names in this CMR.

Identified Countries of Origin.  Based on the above-described due diligence process, the Company does not have sufficient information to determine the country of origin of the Conflict Minerals in each of the Covered Products.

Efforts to Determine Mine or Location of Origin.  To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this CMR are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this CMR that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence, and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “goals,” “strives,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.